FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

October 18, 2004

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on October 18, 2004.

Luxottica Group Optimizes Debt Structure Resulting from Acquisition of Cole National

Milan, Italy – October 18, 2004 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced details of its plan to optimize the debt structure resulting from its acquisition of Cole National Corporation.

Cole National Group, Inc., a wholly owned subsidiary of Cole National Corporation, has launched today a cash tender offer and consent solicitation for any and all of its outstanding US$150 million 8 7/8 percent Senior Subordinated Notes due 2012. The tender price for the 2012 Notes will be determined as a result of the tender offer process outlined in the Offer to Purchase and Consent Solicitation sent by Cole National Group to its bondholders. Luxottica Group will update the market with the tender price as soon as it is determined.

Luxottica Group has also determined to cause Cole National Group to redeem its US$125 million 8 5/8 percent Senior Subordinated Notes due 2007 at the redemption price of 101.4375 percent, pursuant to the terms of the Notes’ indenture.

Each transaction will include a change of control offer as required by the respective indentures.

Luxottica Group expects to finance the two transactions with existing and available credit facilities.  The two series of Notes represent all of Cole National’s outstanding high-yield debt.

Additional information for Cole National Group’s noteholders

Additional information on the terms of the tender offer for the 2012 Notes is available from Goldman, Sachs & Co. and ABN AMRO Incorporated as Dealer Managers and Solicitation Agents. Noteholders may also request documents directly from MacKenzie Partners, Inc., the Information Agent, at (800) 322-2885 (US toll-free) or by email at proxy@mackenziepartners.com. Questions regarding the tender offer and consent solicitation may be directed to Goldman, Sachs & Co. at (800) 828-3182 (US toll-free) or +1 (212) 357-5680, or ABN AMRO Incorporated at (866) 409-7643 (US toll-free) or +1 (212) 409-6255. This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The tender offer, the consent solicitation and the related change of control offer are being made solely by Cole National Group’s Offer to Purchase and Consent Solicitation Statement dated October 18, 2004.

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group’s products are designed and manufactured in its six facilities in Italy and one in the People’s Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 20 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In October 2004, Luxottica Group acquired Cole National Corporation, one of the largest U.S. optical retailers, operating more than 2,100 retail locations through Pearle Vision, Sears Optical, Target Optical and BJ’s Optical, and a leading provider of managed vision care services through Cole National Managed Vision. Prior to that, in September 2003 the Group acquired OPSM Group, the leading eyewear retailer in Australia, and, in March 2001, Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of the Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of € 2,824.6 and € 267.3 million. Additional information on the company is available on the web at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to effectively integrate recently acquired businesses, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, risks that the integration with Cole National’s operations will not succeed as currently planned, that expected synergies from the acquisition of Cole National will not be realized as planned,  that the combination of Luxottica Group’s managed vision care business with Cole National’s will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in the Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and Luxottica Group does not assume any obligation to update them.

Contacts

Luxottica Group S.p.A.

Luca Biondolillo, Director, Corporate Communications

Alessandra Senici, Manager, Investor Relations

Email: Investorrelations@luxottica.com

Tel.: +39 (02) 8633-4665

In the U.S., agency contact:

Breakstone & Ruth International

Alexander Fudukidis

Tel.:  +1 (646) 536-7012

E-mail:  Afudukidis@breakstoneruth.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Enrico Cavatorta
DATE: October 19, 2004	ENRICO CAVATORTA, CHIEF FINANCIAL OFFICER